Exhibit (a)(5)(xix)

Annual General Meeting
Roche Holding Ltd
6 March 2012

Address by Franz B. Humer
Chairman of the Board of Directors

(Check against delivery.)

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Dear Shareholders, Ladies and Gentlemen

Following my remarks, Mr Schwan will be reporting on last year’s key results and achievements and describing the outlook for 2012.

I will therefore speak only briefly about our 2011 performance before moving on to several strategic topics, one being the planned acquisition of Illumina.

2011 was not an easy year, but for Roche it was a successful one. Enormous public debt, especially in Europe and the United States, and turbulent currency markets significantly impacted many sectors, including healthcare. Growth slowed, and (as anticipated) pricing pressures increased further.

Amid these challenges, Roche posted very solid results – as you will hear shortly from Mr Schwan.

•	Above all, 2011 was a landmark year for Personalised Healthcare. We filed for regulatory approval for three new cancer medicines – Zelboraf, Erivedge and pertuzumab. Owing to

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their significant clinical benefits and the availability of a companion diagnostic, two of these medicines received accelerated approval in their first markets.

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Very importantly, we are seeing excellent progress overall in our clinical development projects. With positive data from 17 trials for drugs in late-phase clinical testing, we are now strongly positioned to launch innovative new products that will deliver growth in a number of therapeutic areas in the years ahead.

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In addition, I was delighted that the Dow Jones Sustainability Indexes named us Supersector Leader in Healthcare for the third consecutive year, ranking us as the world’s most sustainable healthcare company.

As announced, in view of our strong results and positive outlook, the Board of Directors is proposing a 3% dividend increase for 2011, to 6.80 Swiss francs per share and non-voting equity security (up from 6.60 Swiss francs for 2010). You will be asked to vote on this proposal as item 3 on today’s agenda.

This would increase our dividend payout ratio to 55%. In other words, if the proposal is adopted, slightly more than half of net income will be distributed to shareholders as dividends. Subject to your approval, this will be our 25th dividend increase in as many years.

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The healthcare market will continue to change mid- to long-term, in ways that can already be predicted with reasonable confidence. Sustained population growth coupled with rising life expectancies, growing prosperity in developing and emerging market countries, the many diseases for which there are still no effective treatments and, not least, rapid scientific and technological advances enabling the development of more targeted, cost-efficient medicines –these are the fundamental trends.

Amid this rapid (and fundamental) change, there will inevitably be winners, and losers. These are three factors I see as critical to our continued success:

•	First: Market focus – by which I mean not only doing everything we can to understand patients’, doctors’ and payers’ needs better, but also offering them products with significant added value.

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Second: We need to remain flexible, as individuals and as a company. In Roche’s case, being open to new scientific discoveries and findings is a very important part of this. Given our limited ability to plan scientific progress, we can’t be entirely sure where science will lead an innovation-focused company like Roche. We are the world's leading supplier of

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cancer therapies today precisely because we’ve been quick to recognise and seize the opportunities arising from our cancer research in recent years.

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Third: We need to be willing to revisit strategic assumptions from time to time and subject them to critical scrutiny. That's what we did again last year at Roche. And our in-depth analysis clearly confirmed that our focus is where it ought to be: on innovation, pharmaceuticals and diagnostics and Personalised Healthcare. The strengths that serve us well today will be even more important tomorrow.

To be very clear: We are not interested in bringing medicines to market that offer little or no benefit over existing products.

We seek to develop new therapeutic options that demonstrably improve patients’ health, quality of life and survival. I am convinced that patients and society will continue to recognise and reward true medical innovation. Clinical differentiation is the key to serving patients’ medical needs better, and by that I also mean more safely and cost-effectively.

That is why, last year, Roche spent over 8 billion Swiss francs on research and development –more than any other company in the world. The Roche Group today has one of the best research and development pipelines in the industry. Out of a total of 78 new molecular entities, 12 are already in late-phase development. This is unparalleled in the industry. What is more, half of these medicines are tailored to specific patient populations – and thus paired with a companion diagnostic test.

Our combined focus on pharmaceuticals and diagnostics is one of our great strengths as a company. It gives us some clear competitive advantages. Together with advances in molecular biology, our ability to combine expertise from both areas is becoming increasingly important for raising research productivity.

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Illumina: Strategic significance

Now, how does our plan to acquire US gene sequencing company Illumina, announced at the end of January, fit into our innovation strategy?

Obviously, Roche is not the only company doing successful research. So, for us, innovation also means remaining open to good ideas from outside. Currently, one in three of our medicines is the result of collaboration with some other organisation – usually a smaller biotechnology company, but in some instances a university.

To gain access to outside innovations of interest, we maintain a global network of over 150 alliances and make targeted acquisitions of technologies, drugs and know-how.

And the situation is the same in our Diagnostics Division. The systematic acquisition of knowhow and new technologies has been instrumental in making the division the clear market leader in in vitro diagnostics and in driving years of above-market sales growth.

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In the early 1990s, under Fritz Gerber, Roche acquired the rights to PCR technology before a single PCR-based product had reached the market. Without PCR Roche would not now be number one in molecular diagnostics, a market worth billions of Swiss francs.

•	The acquisition of IGEN in 2003 is an important reason for the continued strong growth of our immunoassays franchise, which last year again delivered double-digit growth.

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The acquisition of US-based Ventana in 2007 made Roche the largest supplier of tissue diagnostics and gave us important new capabilities for advancing Personalised Healthcare, especially in oncology. Last year our tissue diagnostics business also delivered double-digit sales growth.

Together, our own innovations and these acquisitions have made us leaders in key technologies spanning segments as diverse as molecular testing, serum work areas and tissue diagnostics.

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So why acquire Illumina now? Because we believe gene sequencing has the potential to be a very important technology going forward.

We believe gene sequencing will eventually become a key technology in biomarker research, especially cancer biomarker research. This technology could enable us to develop companion tests that will help advance Personalised Healthcare.

Moreover, we believe Illumina will be best able to realise its full potential as part of our successful Diagnostics Division. Our global presence and experience in clinical diagnostics would accelerate the uptake of Illumina’s technologies – not just in research centres, but increasingly – and very importantly – in clinical settings such as cancer diagnostics.

Where do we stand with the proposed transaction?

On 27 January 2012 Roche commenced a tender offer to acquire all of Illumina’s common stock for 44.50 US dollars per share in cash, or a total of about 5.7 billion US dollars.

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As previously announced, Illumina’s Board of Directors has rejected this offer. We are disappointed that it has advised Illumina's shareholders against accepting and refused to engage in substantive discussions with Roche. We continue to believe that our offer to Illumina’s shareholders is attractive and fair. It remains our preference to enter into a negotiated transaction with Illumina and to commence discussions to that end.

As you have perhaps read in recent weeks, Illumina is not the only gene sequencing company, and there are other companies making quantum leaps in this field. Roche is also working on gene sequencing technologies of its own.

Roche and Illumina both stand to benefit from a rapid merger. However, this is a sector where we have other options should the transaction fail over price.

Our primary focus will always be on helping patients enjoy a better quality of life and, if possible, a longer life, through excellence in science.

Zelboraf and Erivedge – the drugs we recently launched for aggressive forms of skin cancer –significantly improve patient survival. As does pertuzumab, the new breast cancer treatment we

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submitted regulatory filings for last year. A few weeks ago, the US Food and Drug Administration approved our application for fast-track review of pertuzumab owing to its significant medical benefit. This means the drug could be available to patients (in the US) as early as the middle of this year.

With the help of new diagnostic tools, drugs and therapeutic antibodies, cancer can now often be treated more effectively, and in some instances cured. In Switzerland, six out of ten cancer patients are still alive five years after diagnosis. Some of the advances in cancer care represent the real breakthroughs people have long hoped for. But the battle is far from over. Raising the development of cancer treatments to a new level is (still) one of our most important global research priorities.

Twenty-one million patients were treated with innovative Roche medicines last year, and over 300,000 patients participated (free of charge) in clinical trials of new drugs we are developing.

Innovation doesn’t only create value for society over the short or medium-term. It continues to provide value long after an original product goes off patent and faces competition from lower-priced generics. The long-term benefits of innovation are rarely part of the public debate. But consider this: Without research-focused healthcare companies like Roche, there would soon be nothing new to copy…

Improving access for patients — differential pricing

It is extremely important for the future of research-intensive pharmaceutical companies like Roche that health authorities carefully consider degree of innovation and patient benefit in their economic assessments of new products. Increasingly, however, prices are coming under political pressure even in the case of innovative products on whose additional benefits the experts agree.

The issue of access to new biotechnology products also has an important ethical dimension, especially in the new emerging markets. We take this matter very seriously, are actively engaging stakeholders in dialogue and want to help expand access to our products in developing countries.

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In 2011 Roche worked with healthcare payers worldwide to establish commercial agreements to improve access to our products. They include flexible options such as volume discounts, price capping, cost sharing and pay for performance.

These commercial agreements are especially relevant to emerging market countries such as Egypt, Brazil and China. To enable more people to afford innovative medicines and diagnostics, and to reach more people in need, we are piloting differential pricing programmes for products to treat cancer, hepatitis C and other chronic diseases.

Ladies and Gentlemen,

I’ve worked in this industry now for almost forty years. And – notwithstanding the challenges we face today – I’ve never been as optimistic about the future of the research-based healthcare industry, and particularly about Roche’s future.

Our focus on pharmaceuticals and diagnostics, our expertise in molecular biology, and our global network in research and development are important competitive advantages in a changing market.

We want to use our strengths and opportunities for the benefit of patients, our employees, our shareholders and the public sector.

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In closing, I would like to take this opportunity to introduce you to someone joining the Executive Committee, and to say goodbye to someone leaving it:

•	Effective 1 February 2012, Ms Sophie Kornowski-Bonnet, formerly General Manager of Roche Pharma in France, became Head of Roche Partnering and a member of the Enlarged Corporate Executive Committee.

It is a reflection of our corporate culture that we are filling positions on the Corporate Executive Committee with people from within Roche and Genentech. And I hardly need mention how pleased I am to welcome a second woman to the CEC.

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Ms Kornowski-Bonnet succeeds Dan Zabrowski, who built up Roche Partnering very successfully over a number of years. He has now taken over as Head of Roche Applied Science and joined the Diagnostics Division Leadership Team.

I would also like to say a word about today’s Board elections. Mr André Hoffmann, spokesman of the family pool and Vice-Chairman of the Board, and Professor Sir John Irving Bell, an outstanding scientist, have served on the Board for many years with distinction and have agreed

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to stand for a further term. I for my part am standing for re-election as Chairman of the Board and would be pleased to continue serving our company.

The confidence of our shareholders – particularly of the Hoffmann and Oeri families – is an important pillar of the Group’s success.

Your confidence in us has enabled us to develop a long-term strategy and follow-through on it.

This is one of Roche’s great strengths, and we thank you for it.